

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 7, 2017

Via E-Mail
Michael V. Shustek
Chief Executive Officer
MVP REIT, Inc.
8880 W. Sunset Road
Suite 340
Las Vegas, Nevada 89148

> **Re: MVP REIT, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 24, 2017**
> **Form 10-Q for the period ended June 30, 2017**
> **Filed August 15, 2017**
> **File No. 000-55761**

Dear Mr. Shustek:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2016

Note I – Acquisitions, page 87

1. We note your disclosure on page 88 and 90 relating to your acquisition of 13.3% and 70% tenant-in-common interest in the Mabley Place Garage, LLC, bringing your total ownership to 83.34%. It appears from your disclosure on page 72 and the table on page 87 and 100 that you consolidate this property. Please provide us with your analysis of how you determined that consolidation was appropriate and cite the

accounting guidance upon which you relied. Refer to ASC 810, ASC 970-810-20, ASC 970-810-45-1 and ASC 970-323-25-12.

Form 10-Q for the period ended June 30, 2017

Exhibits – Certifications

2. Please amend your Form 10-Q to include the Certification of Chief Executive Officer pursuant to Rule 15d-14(a)(17 CFR 240.15d-14(a)) and Section 302 of the Sarbanes-Oxley Act of 2002.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jorge L. Bonilla, Staff Accountant at (202) 551-3414 or me at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities